

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 21, 2006

By U.S. Mail

Mr. David A. Campbell
Executive Vice President and Acting Chief Financial Officer
TXU Corp.
1601 Bryan Street
Dallas, TX 75201-3411

> **Re:** **TXU Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 1-12833**

Dear Mr. Campbell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief

cc: Stan J. Szlauderbach
Via Fax: (214) 812-6623